Zentek Forms U.S. Joint Venture to Position Its Albany Ultra-High-Purity Graphite in the North American National-Security Supply Chain

New U.S. joint venture Strategic Graphite Partners LLC to advance allied-sourced Albany ultra-high-purity graphite for U.S. energy, defense, and national-security markets.

Guelph, Ontario - June 26, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSX-V: ZEN; Nasdaq: ZTEK) today announced it has formed Strategic Graphite Partners LLC ("Strategic Graphite Partners" or the "JV"), a joint venture with ALO Graphite Partners LLC ("ALO Partners").

Joint Venture Structure and Terms

Strategic Graphite Partners was formed to establish a United States footprint for Zentek's Albany ultra-high-purity graphite in energy, defense, and national-security markets. The JV is 90% owned by Zentek USA Inc., a wholly owned subsidiary of Zentek, and 10% owned by ALO Partners, a company owned and controlled by Perkin Industries and Jeremy Roenick.

The JV's initial mandate is to support U.S. customer engagement and material qualification, offtake discussions, strategic industry engagement, U.S. government relations, and the evaluation of potential U.S. federal and allied government funding opportunities for allied-sourced Albany material. Albany has not been contributed to the JV.

In connection with the arrangement, Zentek has entered into consulting agreements with Jeremy Roenick and Nicolas Perkin to support the Company and the JV with strategic industry engagement, U.S. government relations, and related services. Pursuant to the Company's omnibus long-term incentive plan, Zentek has granted each consultant 50,000 stock options, exercisable for 24 months at a price of C$0.56 per common share. The options vest in tranches based on ALO Partners achieving aggregate capital contribution milestones to the JV.

A North American Solution to an Allied-Sourcing Gap

Graphite is a designated critical mineral in the United States, Canada, and allied nations, and is classified among U.S. strategic defense critical minerals. Today, ultra-high-purity and nuclear-grade graphite processing sits overwhelmingly outside the NATO-aligned world, and the United States continues to source most of its natural graphite from non-allied suppliers.

The United States is 100% reliant on imported natural graphite and mines none domestically, and China has supplied close to half of those imports in recent years (U.S. Geological Survey). Accessing the federal and allied funding now directed at rebuilding this industry requires qualified, allied-sourced material and a presence inside the U.S. value chain. That is the gap Strategic Graphite Partners is built to close. Albany's material is not commodity flake or battery-anode graphite. It has been purified at bench scale to 5N+ (99.9992% Cg) consistent with nuclear-grade specifications and is intended for the highest-specification end of the market, where buyers qualify material rather than purchase on volume.

"Strategic Graphite Partners gives allied-sourced Albany material a footprint inside the U.S. value chain, where it can be qualified by U.S. customers and emerging government-supported programs," said Moe Jiwan, CEO of Zentek. "Albany remains a 100% Zentek-owned Canadian asset."

"Over the last couple of years, Perkin Industries has shifted towards US-based infrastructure investments, including those in critical elements of National Defense. In analyzing this transaction, it became clear to us that unrestricted access to military grade graphite is not a "nice to have" - but a "must have," for our National Security," said Nic Perkin, Chairman and CEO of Perkin Industries.

"I have spent my career on both sides of the Canada-U.S. border, and that partnership has always been our greatest strength," said Jeremy Roenick. "Giving American energy and defense customers a secure, allied source of the highest-grade graphite is exactly the kind of work I want to be part of. Albany is that source, and Strategic Graphite Partners is how we put it in the hands of the customers who need it."

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the principal critical minerals asset, advancing toward a PEA targeted for completion in summer 2026.

About ALO Graphite Partners LLC

ALO Graphite Partners LLC is the U.S. vehicle through which Jeremy Roenick and Nic Perkin are partnering with Zentek in Strategic Graphite Partners. Roenick is a Hockey Hall of Fame inductee who played 20 seasons in the NHL. Since retiring, he has been active in business and investment across consumer, technology, and sports ventures. Perkin is Chairman and CEO of Perkin Industries, a New Orleans-based holding company focused on long-term partnerships with cash-generating small and mid-sized businesses. He previously co-founded The Receivables Exchange, an electronic marketplace for commercial receivables, and helped build Massive Incorporated, which was acquired by Microsoft in 2006.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Forward-looking statements in this release include, but are not limited to, statements regarding the formation, purpose, terms, and objectives of Strategic Graphite Partners LLC; the establishment of a United States footprint for Albany material; the intention to pursue U.S. federal and allied government funding and offtake agreements; and the Albany Preliminary Economic Assessment. References to U.S., Canadian, allied, and NATO government programs, appropriations, and policy describe the broader market and policy environment; they do not constitute any commitment, award, offtake, membership, or funding to Zentek or the JV. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information:

Mohammed (Moe) Jiwan
Chief Executive Officer, Zentek Ltd.
T: 416-709-8876
E: mjiwan2@zentek.com
W: www.zentek.com